UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from to

Commission File Number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
IMAX CORPORATION
401(k) RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario L5K 1B1

IMAX CORPORATION 401(k) RETIREMENT PLAN
TABLE OF CONTENTS OF INFORMATION REQUIRED IN REPORT
ITEM 4.     Financial Statements and Supplemental for the Plan
The IMAX Corporation 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the year ended December 31, 2008 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

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Signatures		2

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm	3

99.1	Financial Statements and Supplemental Schedules of the IMAX Corporation 401(k) Retirement Plan for the year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA	4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the IMAX Corporation 401(k) Retirement Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAX Corporation 401(k) Retirement Plan
Date: June 30, 2009	By:	/s/ G. Mary Ruby
		Name:	G. Mary Ruby
		Title:	Executive Vice President, Corporate Services & Corporate Secretary

	By:	/s/ Jeffrey Vance
		Name:	Jeffrey Vance
		Title:	Vice President Finance & Controller

2